UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________________________________________

FORM 11-K
__________________________________________
(Mark One)

☑ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____to_______

Commission File Number 001-08052
__________________________________________

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

GLOBE LIFE INC.
SAVINGS AND INVESTMENT PLAN
3700 South Stonebridge Drive
McKinney, Texas 75070
469-680-4169
__________________________________________

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

GLOBE LIFE INC.
3700 South Stonebridge Drive
McKinney, Texas 75070
972-569-4000
__________________________________________

GLOBE LIFE INC. SAVINGS AND INVESTMENT PLAN
For the years ended December 31, 2024 and 2023

Note: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and Plan Administrator of Globe Life Inc. Savings and Investment Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Globe Life Inc. Savings and Investment Plan (the “Plan) as of December 31, 2024 and 2023, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024 and 2023, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Schedule

The supplemental schedule of assets (held at end of year) as of December 31, 2024, has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ DELOITTE & TOUCHE LLP

Dallas, Texas
June 26, 2025

We have served as the auditor of the Plan since 2024.

GLOBE LIFE INC. SAVINGS AND INVESTMENT PLAN
For the years ended December 31, 2024 and 2023
Statements of Net Assets Available for Benefits

	December 31,
Assets:	2024	2023
Investments, at fair value:
Globe Life Inc. common stock	$37,896,847	$48,763,161
Mutual funds	188,543,065	169,203,183
Short-term investments	1,044,725	1,330,206
	227,484,637	219,296,550
Investments, at contract value:
Insurance company general account funds	26,333,968	28,629,906
Total investments	253,818,605	247,926,456

Notes receivable from participants	4,015,235	3,261,926
Employee contributions receivable	402,613	373,359
Employer contributions receivable	307,191	320,450
Total assets	258,543,644	251,882,191

Net assets available for benefits	$258,543,644	$251,882,191

The accompanying notes are an integral part of these financial statements.
See Report of Independent Registered Public Accounting Firm.

GLOBE LIFE INC. SAVINGS AND INVESTMENT PLAN
For the years ended December 31, 2024 and 2023
Statements of Changes in Net Assets Available for Benefits

	2024	2023
Investment income:
Cash dividends—Globe Life Inc. common stock	$390,712	$440,101
Dividends on other investments	7,728,804	4,881,307
Interest income	769,028	736,510
Total investment income	8,888,544	6,057,918

Net appreciation (depreciation) in fair value of investments	15,035,588	23,103,424

Contributions:
Participant contributions	14,348,150	13,548,401
Rollover contributions	984,420	962,476
Employer contributions	5,315,525	4,954,190
Total contributions	20,648,095	19,465,067

Interest income—notes receivable from participants	325,248	176,534
Total additions	44,897,475	48,802,943

Deductions:
Benefits paid to participants	37,870,374	38,374,964
Administrative expenses	365,648	239,120
Total deductions	38,236,022	38,614,084

Net increase (decrease) in net assets	6,661,453	10,188,859

Net assets available for benefits:
Beginning of plan year	251,882,191	241,693,332
End of plan year	$258,543,644	$251,882,191

The accompanying notes are an integral part of these financial statements.

See Report of Independent Registered Public Accounting Firm.

GLOBE LIFE INC. SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
For the Years Ended December 31, 2024 and 2023
NOTE A—DESCRIPTION OF PLAN

The Torchmark Corporation Savings and Investment Plan was adopted on February 15, 1982 by the Board of Directors of Torchmark Corporation and began operating on April 5, 1982. Effective August 8, 2019, Torchmark Corporation changed its name to Globe Life Inc. (“Globe Life”) and the Torchmark Corporation Savings and Investment Plan changed its name to the Globe Life Inc. Savings and Investment Plan (the “Plan”).

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for more complete information.

General

The Plan is a defined contribution profit sharing and retirement plan subject to certain provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Plan Administration

The Plan is administered by Globe Life (the "Plan Administrator"). The duties of the Plan Administrator are to oversee the operations and administration of the Plan in accordance with the specific terms of the Plan, provide for prudent investment of Plan assets, and keeping accurate records and reports. Accordingly, the Plan Administrator has been granted discretionary authority concerning investment and management activities.

The daily operations and record keeping of the Plan are monitored and performed by a third party record keeper. Fidelity Workplace Services ("Fidelity") became the Plan's record keeper on December 16, 2024. The Plan's previous record keeper was Empower Retirement LLC ("Empower"). The Plan's trustees, Great West Trust Company and Fidelity Management Trust Company, are responsible for the custody and management of the Plan's assets. Fidelity Management Trust Company is the Plan's custodian as of the December 16, 2024, however, Great West Trust Company will remain the trustee of the insurance company general account fund until May 2026.

Participating Employers

At the end of 2024 and 2023, the following companies were participating employers in the Plan:

•Liberty National Life Insurance Company, “Liberty National”, (McKinney, Texas)
•Globe Life And Accident Insurance Company, “Globe”, (McKinney, Texas)
•Globe Life Inc., “Globe Life”, (McKinney, Texas)
All participating employers are either direct or indirect wholly-owned subsidiaries of Globe Life.

Participant Contributions

An employee is eligible to participate in the Plan on the date coincident with their date of hire except for employees of Liberty National Life Insurance Company with employment dates before February 15, 2017. Employees of Liberty National Life Insurance Company were eligible to participate in the Plan on or after February 15, 2017 when the Liberty National Life Insurance Company 401(k) Plan was merged into and with the Plan. Upon enrollment, eligible employees can contribute up to 60% of their eligible compensation, subject to certain limitations, and can direct the investment in their participant and employer accounts.

See Report of Independent Registered Public Accounting Firm.

GLOBE LIFE INC. SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
For the Years Ended December 31, 2024 and 2023
NOTE A—DESCRIPTION OF PLAN (Continued)

Participant Contributions (Continued)

The Plan permits both pre-tax and certain after-tax (Roth) deferral contributions. Participants who have attained age 50 before the end of the year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified retirement plans. Contributions are subject to certain Internal Revenue Code limitations.

For any employee who becomes an eligible employee on or after January 1, 2012 and does not affirmatively elect otherwise, that employee will be automatically enrolled with salary deferrals of 3% upon the date coincident with the employee's one year anniversary from their date of hire. That amount will increase by 1% each Plan Year until the amount reaches 6% of compensation. These increases are effective the first day of the Plan Year following enrollment.

Participating Employer Contributions

Participating employers contribute to the Plan out of their current or accumulated earnings for the year an amount equal to 100% of the participant’s contribution equal to the first 1% of compensation and 50% of a participant’s contributions of the next 5% of a participant’s compensation (limited to 6% of participant’s compensation). Participating employer contributions commence on the date coincident with the employee’s one year anniversary from their date of hire. Contributions are subject to certain Internal Revenue Code limitations. Additional profit-sharing or other discretionary amounts may be contributed to the Plan at the discretion of the Company's Board of Directors. These discretionary contributions are vested on a cascading basis, earning 20% each year after two years of credited service, and are fully vested after 6 years of credited service.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the employer’s matching contribution, and allocations of Plan investment earnings based on the pro rata ownership share of the investment that generated the earnings. The benefit to which a participant is entitled is the vested benefit that can be provided from the participant’s account.

At termination of employment, participants may withdraw all of their participant accounts and the vested portion of their employer accounts. Participants may make non-emergency, in-service withdrawals of all or a portion of their after-tax participant account and all or a portion of their after-tax employer account, if fully vested. Withdrawals prior to termination of employment are also allowed under prescribed hardship conditions as defined in the Plan agreement or subsequent to age 59½ for any reason. Participant accounts are charged with withdrawals and an allocation of plan losses and administrative expenses that are paid by the Plan. Allocations are based on participant earnings or account balances, as defined.

Notes Receivable from Participants

Any actively employed participant may apply for a general purpose Plan loan. The minimum loan amount is $1,000, and the maximum loan amount is the lesser of (a) $50,000 reduced by the excess (if any) of the highest outstanding balance of loans from the Plan to the participant during the one year period ending on the day before the loan is made or (b) 50% of the participant’s vested account balance. A participant may take more than one loan per calendar year, but may only have one outstanding loan at a time. Loans are secured by the participants’ account balances. Loan repayments of principal and interest are made by payroll deduction over a reasonable time period not to exceed 60 months. Currently, the loan interest rate is determined by the trustee using the prime interest rate published by Reuters on the first business day of the month before the loan is originated plus 1%. Interest rates for participant loans range from 4.25% to 9.50% with maturity dates through November 2029.

See Report of Independent Registered Public Accounting Firm.

GLOBE LIFE INC. SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
For the Years Ended December 31, 2024 and 2023
NOTE A—DESCRIPTION OF PLAN (Continued)

Vesting Provisions

Participants have a fully vested and non-forfeitable interest in their own account. The participant’s employer accounts are vested in accordance with the following schedule:

Years of Credited Service	Applicable Non-Forfeitable Percentage
Less than 2	0%
2 or more	100%

Termination of the Plan

Although it has expressed no intent to do so, Globe Life has the right under the Plan to discontinue its contribution at any time and to terminate the Plan subject to the provisions of ERISA. If the Plan is partially or completely terminated, each affected participant will become fully vested in their employer contribution account.

Forfeitures

If an employee incurs five consecutive “one year breaks in service” for any reason other than death or normal retirement, and is not 100% vested in the employer contribution account, then the non-vested portion of the employer contribution account is forfeited. Forfeitures are applied to reduce subsequent contributions of the employer. The Plan had unallocated forfeitures of $141,503 and $197,236 at December 31, 2024 and 2023, respectively. The Plan applied forfeitures to reduce employer contributions of $140,801 and $14,317 for 2024 and 2023, respectively.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with GAAP, under the guidance issued by the Financial Accounting Standards Board (FASB), require the Plan administrators to make estimates and assumptions that affect the reported amounts of net assets and changes therein. Actual results could differ from those estimates.

Valuation of Investments

The purchases and sales of securities are recorded on a trade-date basis.

The Plan offers a choice of various mutual funds, including (i) money market and bond funds which invest primarily in securities issued or guaranteed by the U.S. Treasury and certain U.S. Government agencies and municipalities that provide income that is generally not subject to state income tax, (ii) fixed-income mutual funds which invest in a diversified group of high-quality, fixed income investments, and (iii) equity funds which invest in common stocks and consist of several individual investment options for various levels of risk tolerance. Investments in mutual funds are recorded at the fair value of the underlying investments. The Plan also offers an investment in the sponsor’s common stock.
See Report of Independent Registered Public Accounting Firm.

GLOBE LIFE INC. SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
For the Years Ended December 31, 2024 and 2023
NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Valuation of Investments (Continued)

The Plan’s investments are stated at fair value, except for a fully benefit-responsive guaranteed investment contract which is reported at contract value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Contract value is the amount Plan participants would receive if they were to initiate permitted transactions under the terms of the Plan.

The Plan offers an investment in a general account fund managed by Empower. This contract meets the fully benefit-responsive investment contract criteria and therefore is reported at contract value. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount received by participants if they were to initiate permitted transactions under the terms of the Plan. The trustee maintains the contributions in a general account, which is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at contract value as reported to the Plan by Empower. Contract value is equal to contributions received plus interest credited, less payments, withdrawals, or transfers. The interest rate credited on the general account fund varies based on a formula determined by Empower, but will not be less than a guaranteed floor interest rate determined annually. The interest rate credited for the years ended December 31, 2024 and 2023 was 2.41% and 2.23%, respectively. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

Certain events might limit the ability of the Plan to transact at contract value with the contract issuer, such as Plan termination, merger, or bankruptcy of the plan sponsor.

Investment Income

Dividend and interest income is recorded as earned. Globe Life dividends are earned on the ex-dividend date. Realized gains and losses from sales of investments are calculated on the average cost basis. Net appreciation (depreciation) in fair value of investments includes the Plan's gains and losses on investments bought and sold, as well as held, during the year.

Risks and Uncertainties

The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and those changes could materially affect participants' account balances and the amounts reported in the financial statements.

Market conditions could result in an unusually high degree of volatility and increase the risks and may affect the short term liquidity associated with certain investments held by the Plan, which could impact the value of investments after the date of these financial statements. Because the values of individual investments fluctuate with market conditions, the amount of gains or losses that will be recognized in subsequent periods, if any, cannot be determined.

Concentrations of Investments

Included in investments at December 31, 2024 and 2023, are shares of the Plan sponsor’s common stock of $37,896,847 and $48,763,161, respectively. This investment represents 13.5% and 19.7% of total investments at December 31, 2024 and 2023, respectively.

A significant decline in the market value of the sponsor’s stock would significantly affect the net assets available for benefits.
See Report of Independent Registered Public Accounting Firm.

GLOBE LIFE INC. SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
For the Years Ended December 31, 2024 and 2023
NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Contributions

Employee contributions and employer matching contributions are recorded when withheld.

Excess Contributions Payable

The Plan is required to return contributions received during the Plan year in excess of the IRC limits. There were no excess contributions due to participants as of December 31, 2024 or 2023.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. No allowance for credit losses has been recorded as of December 31, 2024 or 2023. If a participant ceases to make loan repayments and the plan administrator deems the loan to be in default, the loan balance is reduced and a benefit payment recorded. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Benefit Payment Provisions

Benefits are recorded when paid. Participants are charged a variety of fees for processing a loan, distribution, or withdrawal (non-emergency, in-service; age 59 ½; or hardship). These fees are deducted from the proceeds paid to the participant and are reflected in the financial statements in “Benefits paid to participants.”

Administrative Expenses

Some of the administrative expenses of the Plan are paid by Globe Life and its affiliates. Quarterly maintenance and transactional fees are deducted from participants' accounts. The Plan has no obligation to reimburse the administrative expenses paid on its behalf.

Federal Income Taxes

Effective September 17, 2021, Globe Life adopted the amended and restated Great West Trust Company Defined Contribution Pre-Approved Plan. Effective December 16, 2024, Globe Life adopted the Fidelity Basic Plan Document No. 17. The IRS has issued opinion letters stating that the Great West Trust Company Defined Contribution Pre-Approved Plan and the Fidelity Basic Plan Document No. 17 are acceptable under Section 401(a) of the IRC for use by employers for the benefit of their employees dated November 14, 2022 and June 30, 2020, respectively. Globe Life is relying on the opinion letter (in accordance with Announcement 2017-41) that the Plan meets the qualification requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

See Report of Independent Registered Public Accounting Firm.

GLOBE LIFE INC. SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
For the Years Ended December 31, 2024 and 2023
NOTE C—FAIR VALUE MEASUREMENTS

U.S. GAAP establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1—Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2—Inputs to the valuation methodology include:

•Quoted prices for similar assets or liabilities in active markets;
•Quoted prices for identical or similar assets or liabilities in inactive markets;
•Inputs other than quoted prices that are observable for the asset or liability;
•Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3—Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of the observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used as of December 31, 2024 and 2023.

Common stocks—Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds—Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission (SEC). These mutual funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds held by the Plan are actively traded.

Short term investments—Valued at the NAV of shares held by the Plan at year end.

The methods previously described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
See Report of Independent Registered Public Accounting Firm.

GLOBE LIFE INC. SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
For the Years Ended December 31, 2024 and 2023
NOTE C—FAIR VALUE MEASUREMENTS (Continued)

The following tables set forth, by level within the fair value hierarchy, the Plan’s investments measured at fair value on a recurring basis as of December 31, 2024 and 2023:

2024
	Level 1	Level 2	Level 3	Total
Common stocks	$37,896,847	$—	$—	$37,896,847
Mutual funds	188,543,065	—	—	188,543,065
Short term investments	1,044,725	—	—	1,044,725
Total investments, at fair value	$227,484,637	$—	$—	$227,484,637

2023
	Level 1	Level 2	Level 3	Total
Common stocks	$48,763,161	$—	$—	$48,763,161
Mutual funds	169,203,183	—	—	169,203,183
Short term investments	1,330,206	—	—	1,330,206
Total investments, at fair value	$219,296,550	$—	$—	$219,296,550

NOTE D—RELATED PARTY TRANSACTIONS AND EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of Globe Life common stock. Globe Life is the Plan sponsor and Empower and subsequently Fidelity are the trustee and recordkeeper, as defined by the Plan. The Plan also allows for transactions with certain parties who may perform services or have fiduciary responsibilities to the Plan, including Globe Life. These transactions, including purchases and sales are based on the instructions of the Plan participants and in accordance with the pertinent provisions of the Plan. From time to time, monies not yet invested in Globe Life common stock are deposited in an interest-bearing short-term fund. These monies were deposited in the Federated Government Obligations Fund for the years ended December 31, 2024 and 2023. The Plan also issues loans to participants, which are secured by the vested balances in the participants’ accounts.

Certain Plan investments include shares of mutual funds and an insurance company general account fund managed by Empower through December 15, 2024 and subsequently managed by Fidelity. Therefore, these transactions qualify as party-in-interest transactions. Such transactions, while considered party-in-interest transactions under ERISA regulations, are permitted under the provisions of the Plan and are specifically exempt from the prohibition of party-in-interest transactions under ERISA.

The Plan issues loans to participants under the deferred arrangement portion of the Plan, which are secured by the vested balances in the participants’ accounts.

Administrative revenues arise when investment managers return a portion of the investment fees to the trustee to offset the administrative expenses. For the period ended December 15, 2024, any excess resulting from this revenue sharing was credited back to participants on a pro rata basis for selected investments. Revenue sharing was applicable through December 15, 2024 but is no longer applicable under the new trustee, Fidelity, effective December 16, 2024.

Certain plan investments are shares of Globe Life Inc. common stock valued at $37,896,847 as of December 31, 2024, with a cost basis of $16,282,319.
See Report of Independent Registered Public Accounting Firm.

GLOBE LIFE INC. SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
For the Years Ended December 31, 2024 and 2023
NOTE D—RELATED PARTY TRANSACTIONS AND EXEMPT PARTY-IN-INTEREST TRANSACTIONS (Continued)

During the year ended December 31, 2024, purchases of Globe Life Inc. shares by the Plan totaled $1,269,025 and sales of Globe Life Inc. shares by the Plan totaled $10,496,077. During the year ended December 31, 2024, the Plan recorded dividend income of $390,712.

See Report of Independent Registered Public Accounting Firm.

SUPPLEMENTAL INFORMATION

GLOBE LIFE INC. SAVINGS AND INVESTMENT PLAN
December 31, 2024
Schedule H, Part IV, Line 4i
Schedule of Assets (Held at the End of the Year)
E.I.N. 63-0780404
Plan Number 001

	Identity of Issuer	Description of Investment	Cost	Current Value
*	Globe Life Inc.	$1 par value of common stock	**	$37,896,847

	Fidelity Retirement:	Mutual Funds:
	American Funds	American Funds 2010 Trgt Date Retire R6	**	133,639
	American Funds	American Funds 2015 Trgt Date Retire R6	**	1,491,401
	American Funds	American Funds 2020 Trgt Date Retire R6	**	2,493,781
	American Funds	American Funds 2025 Trgt Date Retire R6	**	12,816,505
	American Funds	American Funds 2030 Trgt Date Retire R6	**	11,208,202
	American Funds	American Funds 2035 Trgt Date Retire R6	**	18,097,394
	American Funds	American Funds 2040 Trgt Date Retire R6	**	10,636,711
	American Funds	American Funds 2045 Trgt Date Retire R6	**	13,543,292
	American Funds	American Funds 2050 Trgt Date Retire R6	**	5,335,882
	American Funds	American Funds 2055 Trgt Date Retire R6	**	4,349,301
	American Funds	American Funds 2060 Trgt Date Retire R6	**	2,438,611
	American Funds	American Funds 2065 Trgt Date Retire R6	**	6,812
	American Funds	American Funds Income Fund of America R6	**	4,714,960
	American Funds	American Funds New World R6	**	1,082,586
	Hartford Funds	Hartford International Opportunities R6	**	2,621,349
	Vanguard	Vanguard Developed Markets Index Admiral	**	4,063,847
	Vanguard	Vanguard Emerging Mkts Stock Idx Adm	**	1,709,686
	BlackRock	Blackrock Health Sciences Opps K	**	4,460,726
	T. Rowe Price	T. Rowe Price Science & Tech I	**	6,713,038
	AllianceBernstein	AllianceBernstein Small Cap Growth Z	**	2,656,834
	Dimensional Fund Advisors	DFA US Targeted Value I	**	1,379,276
	Vanguard	Vanguard Small Cap Index Adm	**	6,525,679
	T. Rowe Price	T. Rowe Price Diversified Mid Cap Gr I	**	5,111,572
	Vanguard	Vanguard Mid Cap Index Adm	**	2,036,054
	Vanguard	Vanguard Selected Value Inv	**	2,064,775
	Diamond Hill Funds	Diamond Hill Large Cap Y	**	2,835,219
	T. Rowe Price	T. Rowe Price Blue Chip Growth I	**	25,476,231
	Vanguard	Vanguard 500 Index Admiral	**	19,967,390
	Metropolitan West Funds	Metropolitan West Total Return Bond Plan	**	4,408,859
	Prudential Investments	PGIM High Yield R6	**	1,903,561
	Vanguard	Vanguard Total Bond Market Index Adm	**	6,259,892
				188,543,065
		Short-Term Investments:
*	Fidelity	Fidelity STIF	**	814,628
*	Fidelity	FIMM Government CL I	**	228,882
*	Fidelity	Fidelity Government Money Market	**	1,215
				1,044,725
		Insurance Company General Account Fund:
*	Empower Annuity Insurance Company of America	Empower Investments Fixed Account - Series Class V	**	26,333,968
				253,818,605
		Notes Receivable from Participants:
*	Participant Loans	Interest rates ranging from 4.25% to 9.50%, maturing through November 2029	$—	4,015,235
				$257,833,840
*	Indicates a party-in-interest to the Plan
**	Cost is omitted when reporting investments that are participant directed

Index of Exhibits

99.1    Consent of Deloitte & Touche LLP to the incorporation by reference of their independent registered public accounting firm report dated June 26, 2025, into Form S-8 Registration Statement No. 2-76378.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Globe Life Inc.
Savings and Investment Plan

By: /s/ Thomas P. Kalmbach
Thomas P. Kalmbach, Member
Plan Administrative Committee

By: /s/ Debbie K. Gamble
Debbie K. Gamble, Member
Plan Administrative Committee

By: /s/ Melissa A. Guest
Melissa A. Guest, Member
Plan Administrative Committee

By: /s/ Travis W. Korth
Travis W. Korth, Member
Plan Administrative Committee

By: /s/ Alice A. Lowry
Alice A. Lowry, Member
Plan Administrative Committee

By: /s/ John O. Norton
John O. Norton, Member
Plan Administrative Committee

By: /s/ Dana S. Sigler
Dana S. Sigler, Member
Plan Administrative Committee

By: /s/ Dolores L. Skarjune
Dolores L. Skarjune, Member
Plan Administrative Committee

Date: June 26, 2025